Filed Pursuant to Rule 433
Registration No. 333-223128
September 15, 2020
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 15, 2020)

Issuer:	The Southern Company
Security:	Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060
Format:	SEC Registered
Trade Date:	September 15, 2020
Expected Settlement Date:	September 18, 2020 (T+3)
Listing:	Expect to apply to list on the New York Stock Exchange; if approved for listing, trading expected to begin within 30 days of issuance
Expected Ratings*:	Baa3 (Stable)/BBB (Negative)/BBB- (Negative)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$750,000,000
Over-allotment Option:	None
Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Initial Public Offering Price:	$25.00 per security
Purchase Prices:	$24.2125 per security (for sales to non-institutions) $24.50 per security (for sales to institutions)
Maturity Date:	October 15, 2060
Coupon:	4.20%
Optional Deferral:	Up to 40 consecutive quarterly periods per deferral
Optional Redemption:	Redeemable, in whole or in part, on or after October 15, 2025 at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	In whole, but not in part, prior to October 15, 2025, at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	In whole, but not in part, prior to October 15, 2025, at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2021
CUSIP/ISIN:	842587 883/US8425878837
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Co-Managers:	Goldman Sachs & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

Concurrent Offering:
$1,250,000,000 Series 2020B 4.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due January 15, 2051, expected to be issued on September 18, 2020. The closing of the offering of the Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060 is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Rating Agency Event” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated September 15, 2020.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-0727, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.